Wix Announces Completion of $300 Million in Share Repurchases

NEW YORK, February 15, 2024 -- Wix.com Ltd. (Nasdaq: WIX), today announced that it has completed $300 million in share repurchases, which received court approval in December 2023 and is part of the authorization by its Board of Directors approved in August 2023.
The Company repurchased 2,401,695 outstanding Wix ordinary shares, representing approximately 4% of total shares outstanding, at an approximate volume-weighted average price per share of $124.91.
Pursuant to its Board of Directors’ authorization of share repurchases of 50% of projected free cash flow through 2025 (excluding costs associated with the Company’s new headquarters office build out), Wix is in the process of pursuing the necessary approvals for $225 million in additional share repurchases.
About Wix.com Ltd.
Wix is the leading SaaS website builder platform to create, manage, and grow a global, digital presence. What began as a website builder in 2006 is now a complete platform providing self-creators, agencies, and enterprises, with distinguished performance, security, and a reliable infrastructure. With a focus on continuous innovation, a wide range of commerce and business solutions, advanced SEO, marketing tools, and industry-leading AI technologies, Wix users have full ownership of their brand and unmatched creative freedom. Complimenting the Wix platform for self-creators, Wix Studio is an advanced creation and management platform for agencies and freelancers.
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Investor Relations: ir@wix.com
Media Relations Contact: PR@wix.com